Exhibit 4.30

CERTAIN IDENTIFIED INFORMATION, MARKED WITH “[****]”, HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

LICENSE AGREEMENT

This License Agreement (this “Agreement”), dated as of July 1, 2015 (the “Effective Date”), is made by and between iOx Therapeutics Ltd., a company registered in England under number 09430782 and whose registered office is at 5th Floor, Alder Castle, 10 Noble Street, London EC2V 7QJ, United Kingdom (“iOx”), and the Ludwig Institute for Cancer Research Ltd., a non-profit corporation organized under the laws of Switzerland with its registered office at Stadelhoferstrasse 22, 8001 Zurich, Switzerland and an office at 666 Third Avenue, New York, New York 10017, USA (“LICR”). Each of iOx and LICR may be referred to in this Agreement individually as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, LICR through a research collaboration with Professor Vincenzo Cerundolo at the University of Oxford has established technology, intellectual property and know-how related to the development of non-glycosidic analogues of alpha galactoceramide functioning as the NKT cell agonists, to treat human cancers;

WHEREAS, iOx wishes to develop and commercialize, for the public benefit, products arising out of the NKT cell agonist technologies developed in the course of the research collaboration; and

WHEREAS, iOx wishes to obtain a license to research, develop and commercialize NKT cell agonists for the treatment of various forms of cancer under LICR’s intellectual property and know-how;

NOW, THEREFORE, in consideration of the premises and of the mutual covenants set forth herein, iOx and LICR, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1              “Accounting Standards” means (a) U.S. generally accepted accounting principles, consistently applied, or (b) to the extent applicable, International Financial Reporting Standards as issued by the International Accounting Standards Board.

1.2              “Affiliate” means as to a Party, any entity which, directly or indirectly, controls, is controlled by, or is under common control with such Party. For the purposes of this definition, “control” refers to any of the following: (a) direct or indirect ownership of fifty percent (50%) or more of the voting securities entitled to vote for the election of directors in the case of a corporation, or of fifty percent (50%) or more of the equity interest with the power to direct management in the case of any other type of legal entity; (b) status as a general partner in any partnership; or (c) any other arrangement where an entity possesses, directly or indirectly, the power to direct the management or policies of another entity, whether through ownership of voting securities, by contract or otherwise.

1.3              “Business Day” means a day other than Saturday, Sunday or any other day on which commercial banks located in New York, New York USA are authorized or obligated by applicable laws to close.

1.4              “Confidential Information” has the meaning set forth in Section 6.1 of this Agreement.

1.5              “Field” means the diagnosis, prevention and treatment of human diseases.

1.6              “First Commercial Sale” means, with respect to any Licensed Product, the first sale by iOx or one of its Affiliates to a Third Party of such Licensed Product in a country in the Territory after the applicable Marketing Approval of such Licensed Product has been obtained in such country. For avoidance of doubt, the following would not constitute a First Commercial Sale: (a) the sale of a Licensed Product by iOx or one of its Affiliates to another Affiliate; (b) the disposal or use of a Licensed Product in clinical trials, as free samples, or under a compassionate use or patient assistance program; (c) the disposal or use a Licensed Product in a named patient or test marketing program or in non-registrational studies or other similar programs or studies; (d) the donation of Licensed Product by iOx or one of its Affiliates to non-profit institutions or government agencies for a non-commercial purpose; (e) any free Licensed Product that is supplied to a Third Party in conjunction with the offer for sale, or sale of any other product (in an amount customary in the industry); (f) the use of a Licensed Product for research and development purposes; or (g) sales made to a distributor until such time as iOx or one of its Affiliates recognizes the revenue for such transfers pursuant to Accounting Standards.

1.7              “GDP” means British Pounds

1.8              “Licensed Patent Rights” means the patent applications and corresponding patents existing as of the Effective Date of this Agreement as listed in Appendix A and any extensions thereof.

1.9              “Licensed Product” means the non-glycosidic analogues of alpha galactoceramide IMM47, IMM60 or any other analogue of alpha galactoceramide where (i) the manufacture, use, sale, offer for sale or importation of which would, but for the licenses granted hereunder, infringe a Valid Claim or (ii) that is developed using Licensed Technology.

1.10          “Licensed Technology” means all Technology owned or controlled by LICR existing as of the Effective Date.

1.11          “LICR” means the Ludwig Institute for Cancer Research Ltd.

1.12          “LICR Academic Collaborators” means the Chancellor, Masters and Scholars of the University of Oxford, the University of Birmingham and Memorial Sloan Kettering.

1.13          “Major Market” means the US or EU.

1.14          “Marketing Approval” means, with respect to a Licensed Product, all approvals (including supplements, amendments; pre- and post-approvals), permits, licenses, registrations and authorizations necessary for the manufacture, distribution, use, promotion, marketing, transport, offer for sale, sale or other commercialization of such Licensed Product in a regulatory jurisdiction, including, where required, any approval, agreement, detem1ination or decision establishing the price or level of reimbursement for such Licensed Product, as required in a given jurisdiction prior to sale of such Licensed Product in such jurisdiction.

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1.15          “Net Sales” means, with respect to, a given period, the gross amount invoiced for sales of Licensed Products during such period, in arm’s length sales by iOx or Affiliates or its Sublicensee to Third Parties less, in each case solely to the extent relating to such Licensed Products and solely to the extent actually incurred, allowed, paid, accrued or specifically allocated to the gross amount invoiced, and determined in accordance with applicable financial reporting standards:

(a)               normal and customary trade, cash and quantity discounts actually given, coupons actually taken, credits, price adjustments or allowances for damaged Licensed Product, returns or rejections of such Licensed Product;

(b)               adjustments, allowances, credits, fees, reimbursements, chargeback payments and rebates (or the equivalent thereof) actually given for Licensed Products granted to group . purchasing organizations or other buying groups, managed health care organizations, pharmacy benefit management companies, health maintenance organizations or any other providers of health insurance coverage, health care institutions (including hospitals) or other health care organizations, Third Party health care administrators or patient assistance or other similar programs, or to federal, state/provincial, local and other governments, including their agencies, or to wholesalers, distributors or other trade customers;

(c)               reasonable and customary freight, shipping insurance and other transportation expenses, each directly related to the sale of Licensed Products (if actually borne without reimbursement from any Third Party);

(d)               distribution commissions/fees paid or payable to any Third Party providing distribution services to iOx or its Affiliates;

(e)               sales, value-added or excise taxes, tariffs and duties, and all other taxes and government charges related to the sale of Licensed Products, in each case to the extent that each such item is actually borne by iOx or its Affiliates without reimbursement from any Third Party (but excluding taxes properly assessed or assessable against the income derived by iOx or its Affiliates from such sale);

(f)                actual bad debt expense (but not exceeding 5% of Net Sales);

(g)               adjustments for overbilling, errors, rejection, recalls or return of Licensed Product; .

(h)               rebates payable in connection with state or federal Medicare (Title XVIII of the Social Security Amendments of 1965, as amended); Medicaid.( Title XIX of the Social Security Amendments of 1965, as amended) or similar programs in the United States and comparable programs elsewhere in the Territory; and

(i)                 any item substantially similar in character or substance to any of the foregoing, which is permitted by applicable financial reporting standards to be accounted for in the. calculation of Net Sales prevailing at the time and customary in the medical diagnostics industry at the time.

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The transfer of any Licensed Product by iOx or one of its Affiliates to another Affiliate or to a Sublicensee shall not be considered a Net Sale, but the resale of such Licensed Product by any of the foregoing to Third Parties for commercial use shall be included in Net Sales. For the avoidance of doubt, disposal of any Licensed Product for, or use of any Licensed Product in, clinical trials, as free samples, or under compassionate use, patient assistance, named patient or test marketing programs or non-registrational studies or other similar programs or studies where Licensed Product is supplied or delivered without charge, shall not result in any Net Sales. No Licensed Product donated to non-profit institutions or government agencies for a non-commercial purpose shall result in any Net Sales. Similarly, no free Licensed Product that is supplied to a Third Party in conjunction-with the offer for sale, or sale of any Licensed Product (such free Licensed Product being in an amount customary in the industry) will result in any Net Sales of such free Licensed Product. The use of any Licensed Product by iOx or one of its Affiliates for research and development purposes shall similarly not result in any Net Sales.

1.16          “New Patent Costs” means the reasonable fees and expenses invoiced by Third Parties to LICR for preparing, filing, prosecuting, managing and defending the Licensed Patent Rights after the Effective Date [****] in respect of LICR’s management of the Licensed Patent Rights.

1.17          “Patents Costs” means the cumulative fees and expenses paid by LICR to Third Parties for preparing, filing, prosecuting and maintaining the Licensed Patent Rights as of the Effective Date. The total Patent Costs equals [****].

1.18          “Patent-Rights” means all the rights and interests in and to al1 patents and patent applications in any jurisdiction in the Territory, including, without limitation, certificates of invention, applications for certificates of invention and priority rights, provisional patent applications, divisionals, continuations, substitutions, continuations-in-part, and all patents granted thereon; and all re-examinations, re-issues, additions, renewals, extensions, confirmations or registrations based on any such patent or patent application; and any extensions or restorations by existing or future extension or restoration mechanisms, including, without limitation, patent term extensions and supplementary protection certificates.

1.19          “Phase 1 Clinical Trial” means a clinical trial in any cow1try that generally meets the requirements of 21 CFR § 312.2l(a), as amended (or its successor regulation or comparable laws in countries outside the United States).

1.20          “Phase 2 Clinical Trial” means a clinical trial in any country that genera11y meets the requirements of 21 CFR § 312.21(b), as amended (or its successor regulation or comparable laws in countries outside of the United States), that is intended to support a preliminary determination as to whether such Select Licensed Product is safe for its intended use, and to provide preliminary information about such product’s efficacy, in order to permit the design of further clinical trial(s).

1.21          “Phase 3 Clinical Trial” means a clinical trial in any country that generally meets the requirements of 21 CFR § 312.2J (c ), as amended (or its successor regulation or comparable laws in countries outside of the United States), that, together with any other such clinical trials that are planned or have been conducted, is intended to (a) serve as a primary basis for establishing that the Select Licensed Product is safe and efficacious for its intended use, (b) provide an adequate basis to establish physician labeling, including, contraindications, warnings, precautions and adverse reactions and (c) support Marketing Approval for such Select Licensed Product.

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1.22          “Royalty Term” means, Licensed Product-by-Licensed Product and country-by-country basis, the time from the First Commercial Sale of such Licensed Product in such country until the later to occur of (a) the expiration of the last Valid Claim covering the Licensed Product in the country in which such Licensed Product is used, or (b) ten (10) years after the First Commercial Sale of such Licensed Product in such country.

1.23          “Sublicense Income’’ means any non-royalty payments or other consideration that iOx receives as consideration for a sublicense under the Licensed Patent Rights or Licensed Technology, other than reimbursement for expenses related to the prosecution, maintenance and defense of the Licensed Patent Rights, reimbursement for, or payments specifically committed to the research and development of Licensed Products that are the subject matter of the sublicense.

1.24          “Sublicensee” means any Third Party expressly licensed by iOx or its Affi1iates under the Licensed Patent Rights or Licensed Technology to develop, manufacture or commercialize Licensed Products.

1.25          “Technology” means all protocols for and results of preclinical studies and toxicology studies with any Licensed Product, manufacturing and formulation information relating to IMM47 and IMM60 active pharmaceutical ingredient and any derivatives and bulk GMP product manufactured by or on behalf of LICR. Technology shall include all technical reports documenting the results of preclinical and toxicology studies and manufacture and formulation of any Licensed Product API previously provided to LICR by third party CRO/CMO’s. .

1.26          “Term” has the meaning set forth in Section 7.1 of this Agreement.

1.27          “Territory” means all the countries and territories of the world:

1.28          “Third Party(ies)” means any party(ies) other than LICR, iOx and their respective Affiliates.

1.29          “Valid Claim” means a claim in an unexpired and issued patent or patent application included in the Licensed· Patent Rights that has not been disclaimed, revoked or held invalid or unenforceable by a final, unappealable decision of a government agency or court of competent jurisdiction, or unappealed within the time limit allowed for appeal, or which has not been admitted to be invalid or unenforceable through reissue, reexamination or disclaimer or otherwise.

ARTICLE II
LICENSE GRANTS

2.1              License Grant. LICR hereby grants to iOx: (i) an exclusive license, with the right to grant sublicenses, under the Licensed Patents and Licensed Technology in each case, to develop, make, have made, use, sell, offer for sale and import Licensed Products in the Territory and in the Field, subject to the retained rights of LICR set forth in Section 2.2. Upon the expiration of the Royalty Term applicable to any Licensed Product in any country; the licenses under this Section 2.1 with respect to such Licensed Product in such country shall convert to a non-exclusive, fully paid-up license.

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2.2              Retained Rights. LICR on behalf of itself and the LICR Academic Collaborators, shall retain a non-exclusive, irrevocable, paid-up license under the Licensed Patent Rights and the Licensed Technology to allow LICR and LICR Academic Collaborators, including those persons who at any time work or have worked on the Licensed Patent Rights and the Licensed Technology, to use the Licensed Patent Rights and the Licensed Technology for Academic and Research Purposes, including for the purpose of Clinical Patient Care. The right granted this Section 2.2 includes the right for LICR and LICR Academic Collaborators to license the Licensed Patent Rights and the Licensed Technology to any of their collaborators in connection with and solely for the purposes of their Academic and Research Purposes. For the avoidance of doubt, the right granted in this Section 2.2 do not include the right to grant any license to commercially exploit the Licensed Patent Rights and the Licensed Technology. For the purposes of this Section, “Academic and Research Purposes” means research, teaching or other scholarly use which is undertaken for the purposes of education and research and “Clinical Patient Care” means diagnosing, treating and/or managing the health of persons under the care of an individual having the right to use the Licensed Patent Rights and the Licensed Technology in the event that such Licensed Patent Rights and the Licensed Technology is capable of application in a healthcare setting without further development.

2.3              Sublicense Rights. iOx shall have the right to extend or sublicense the rights granted to it under Section 2.1 to its Sublicensees. All terms of any sublicense shall be consistent in all respects with the restrictions, exceptions and conditions of this Agreement, and shall include, without limitation, included a provision binding Sublicensees to (i) reporting and record-keeping obligations with respect to sales of Licensed Products; (ii) indemnification; (iii) obligations of non-use of name; and (iv) insurance, each time substantially as stringent as the corresponding provisions herein. iOx shall use diligent efforts to ensure compliance by its Affiliates and Sublicensees with all applicable terms of this Agreement. Performance or satisfaction of any of the obligations of iOx under this Agreement by any of its Affiliates or Sublicensees shall be deemed performance or satisfaction of such obligations by iOx. iOx shall notify LICR within ten (10) Business Days of executing any such sublicense, identifying each Sublicensee to LICR in writing by name and address, and shall provide LICR with a copy of the sub1icense agreement together with a notification of the portion of any Sublicense Income due to LICR under the sublicense agreement. LICR shall retain this confidential copy for its use solely for the purpose of monitoring iOx or its Sublicensee’s compliance with their obligations hereunder and enforcing LICR rights under this Agreement. iOx shall not grant a sublicense to a Third Party whose primary business is, to the best of iOx’s knowledge, the manufacture or sale of tobacco containing products.

2.4              No Implied Licenses. No rights or licenses (either express or implied) to any intellectual property rights of a Party are granted to the other Party by this Agreement, except as provided in this Agreement.

2.5              Due Diligence. From and after the Effective Date, as between the Parties, iOx and its Affiliates shall be solely responsible, at its own expense, for the research, development, manufacture and commercialization of Licensed Products. iOx will use commercially reasonable efforts to obtain regulatory approval to initiate a Phase I Clinical Trial for at least one Licensed Product by [****]. iOx and its Affiliates will use, and will cause its Sublicensees to use, commercially reasonable efforts, consistent with their prudent business and scientific judgment, to research, develop, manufacture and commercialize one or more Licensed Products to achieve Marketing Approval in at least one Major Market.

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2.6              Reporting. Within sixty (60) days after each anniversary of the Effective Date during the Term, iOx or its Affiliate shall furnish LICR with a written report summarizing its, its Affiliates’ and its Sublicensees’ efforts during the prior year to develop and commercialize Licensed Products, including: (a) research and development activities completed during the prior year; (b) work in progress, (c) material milestones anticipated during the present calendar year, (d) commercialization efforts; and (e) resources allocated and used towards the development and commercialization of Licensed Products during the prior year. If LICR reasonably determines that information contained in any written report is insufficient or incomplete, it may request that iOx or its Affiliate provide reasonable additional information, by written request specifying the additional information which is requested. iOx or its Affiliate shall use reasonable efforts to provide additional information in such form and substance as required. The foregoing reports shall be the Confidential Information of iOx subject to Article VI.

ARTICLE III
PAYMENTS

3.1              Annual License Fee. iOx or its Affiliates shall pay to LICR a non-refundable, non-creditable license fee of fifteen thousand pounds (GBP 15,000) within ten (10) Business Days of the Effective Date and on each subsequent anniversary of Effective Date, until royalties become duly paid to LICR by iOx, its Affiliate or its sublicensee.

3.2              Annual Patent Reimbursement Fee. iOx or its Affiliates shall pay to LICR a non- refundable, non-creditable annual patent reimbursement fee of fifteen thousand pounds (GBP 15,000) within ten (10) Business Days of the Effective Date and on each subsequent anniversary of Effective Date, until LICR has been fully reimbursed for all Patent Costs it has incurred prior to the Effective Date;

3.3              Milestone Payments. iOx or its Affiliates shall make the ,following milestone payments to LICR upon the first achievement of each of the following milestones by iOx oi its Affiliates:

(a)               Development & Commercial Milestones for the First Licensed Product

Milestone Event	Payment (GBP)
[****]	[****]
[****]	[****]
[****]	[****]
[****]	[****]
[****]	[****]

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(b)               Development & Commercial Milestones for the Second Licensed Product

Milestone Event	Payment (GBP)
[****]	[****]
[****]	[****]
[****]	[****]
[****]	[****]
[****]	[****]

(c)               No Multiple Payments; Notice of Achievement. Non-refundable Milestone Fees are payable in the event that the milestone is achieved by iOx or an Affiliate of iOx for the first and second Licensed Product achieving said milestone. For the avoidance of doubt, a second Licensed Product is a Licensed Product with a distinct chemical structure from first Licensed Product. No milestones would be payable for any subsequent Licensed Product. iOx shall notify LICR of the achievement of each of the foregoing milestones within forty-five (45) days after each such achievement. Any milestone payments shall be reflected on an invoice provided to iOx by LICR, and any such invoices shall be due and payable by iOx within forty-five (45) days after the date the invoice is received.

3.4              Royalties. iOx, its Affiliates or Sublicensee shall pay LICR royalties on annual Net Sales in the Territory at the rates set forth in the following tables, subject to adjustment as set forth in Section 3.4 below:

Annual Net Sales of Licensed Products	Royalty Rate
[****]	[****]
[****]	[****]
[****]	[****]

For the avoidance of doubt, each royalty rate set forth in the table above shall apply only to that portion of Net Sales in a given calendar year that falls within the indicated range. Royalties on Net Sales hereunder shall be payable on a Licensed Product-by-Licensed Product and country-by-country basis until the expiration of the last to expire Valid Claim of the Licensed Patent Rights in the country of actual use of the Licensed Product.

3.5              Royalty Adjustments.

(a)               Absence of Valid Claim. If the manufacture, use or sale of a Licensed Product is not covered by a Valid Claim in the country of sale at any time during the Royalty Term for such Licensed Product, the royalty rate applicable under Section 3.4 on Net Sales in such country shall be reduced by [****] for the applicable time no Valid Claim exists.

(b)               Royalty Stacking. If iOx or any of its Affiliates or Sublicensees obtains a license from a Third Party under Patent Rights owned or controlled by such Third Party that are necessary to make, use or sell a Licensed Product in any country, it may offset any royalty payments payable under such Third Party license with respect to sales of Licensed Products against the royalty payments that are due to LICR with respect to Net Sales in such country, provided that in no event may the royalty payments otherwise due to LJCR be reduced by more than [****] by operation of this Section 3.5(b).

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3.6              Sublicense Income. iOx shall pay to LICR a percentage of Sublicensing Income at the rates set forth in the following table, based on the stage of development of the most advanced Licensed Product that is the subject of the applicable sublicense agreement:

Stage Development of Most Advanced Licensed Product at Effective Date of Sublicense	Non-Royalty Sublicense Income
[****]	[****]
[****]	[****]
[****]	[****]

3.7              Manner of Payments: Following the First Commercial Sale, royalty payments due to LICR hereunder shall be made quarterly by iOx or its Affiliate no later than the thirty (30) days following completion of each calendar quarter with respect to Licensed Products sold during the prior calendar quarter. Each payment shall be accompanied by a report setting forth for the relevant calendar quarter the information and basis on which such royalties have been calculated. Alt reports delivered pursuant to this Agreement shall be deemed Confidential Information of iOx subject to Article VI. All payments to be made pursuant to this Agreement shall be payable in GBP by bank wire transfer in immediately available funds to such bank account as LICR shall designate. If any payment is not made on or before the due date specified herein, iOx will pay interest on the outstanding amount until paid in full ff requested to do so by LICR. Interest will be charged at a rate equal to the ‘‘Intended Federal Funds Rate” or equivalent plus [****] as specified by the Federal Open Market Committee and published by the US Federal Reserve Board.

3.8              Tax. Withholding. Any tax, duty or other levy paid or required to be withheld by iOx on account of royalties payable to LICR under this Agreement shall be deducted from the amount of royalties otherwise due. iOx shall secure and send to LICR proof of payment of any such truces, duties or other levies withheld and paid by iOx for the benefit of LICR, and cooperate at LICR’s reasonable request. to ensure that amounts withheld are reduced, creditable (or otherwise recoverable) to the fullest extent permitted by the relevant jurisdiction.

3.9              Audit Right. Following the First Commercial Sale and during the Term of this Agreement and a period of five (5) years thereafter, iOx shall keep, and shall cause its Affiliates and Sublicensees to keep, full, true and accurate books and records containing all particulars relevant to its sales of Licensed Products in sufficient detail to enable LICR to verify the amounts payable to it under this Agreement. LICR shall have the right, not more than once during any calendar year, to have the books and records of iOx and its Affiliates audited by an independent certified public accounting firm international standing. iOx shall include in each sublicense granted by it pursuant to this Agreement provision requiring the Sublicensee to make reports to iOx. or its Affiliates, to keep and maintain records of sales made pursuant to such sublicense and to grant access to such records to LICR’s auditors to the same extent required of iOx and its Affiliates under this Section. Audits under this Section shall be conducted during normal business hours, upon at least forty-five (45) days’ prior written notice, and for the sole purpose of verifying royalties payable to LICR under this Agreement. All information and data reviewed in any audit conducted under this Section shall be used only for the purpose. of verifying royalties payable to LICR under this Agreement and shall be treated as Confidential Information of iOx subject to the terms of this Agreement. LICR shall cause its accounting·:firm to enter into an acceptable confidentiality agreement with iOx and its Affiliates and Sublicensees, as app1icable. The accounting firm shall disclose to LICR only whether the royalty reports are correct or incorrect and the specific details concerning any discrepancies. No other information shall be provided to LICR. LICR shall bear the full cost of such audits, unless such inspection leads to the discovery of a discrepancy of greater than the greater of ten percent (10%) in reporting to LICR1s detriment, or of $50,000, for any calendar year. In such instance, iOx agrees to pay the reasonable cost of such audit plus interest as stipulated in Section 3.6 from and after the date the audit report is delivered to iOx.

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ARTICLE IV
INTELLECTUAL PROPERTY

4.1              Licensed Patent Rights. LICR shall be responsible for managing the preparation, filing, prosecution and maintenance of all Licensed Patent Rights (including, for clarity, controlling any interference, derivation, post-grant review, inter-partes review, re-examination, reissue, opposition or cance1lation proceeding with respect thereto). iOx shall reimburse LICR for all New Patent Costs it incurs acting reasonably (with prior notification to, and consultation with, to the extent practicable iOx). LICR shall consult with and keep iOx informed of material issues relating to the preparation and filing, prosecution and maintenance of the Licensed Patent, and shall furnish to iOx with copies of all material documents relevant to such preparation, filing, prosecution or maintenance. In the event that LICR desires to abandon any patent or patent application within the Licensed Patent Rights, it shall provide iOx with reasonable prior written notice of such intended abandonment and iOx shall have the right, at its expense, to prepare, file, prosecute, and maintain the relevant Licensed Patent Rights.

4.2              Enforcement of Licensed Patent Rights; Defense of Infringement Actions. Each P.arty shall promptly notify the other in writing of any known or suspected Third Party infringement of any Licensed Patent Rights or if any action for a declaration of non-infringement or invalidity of Licensed Patent Rights is made by a Third Party, or if any allegation of infringement of Third Party patents is made against either Party or any Affiliates or Sublicensees as a result of the manufacture, use or sale of a Licensed Product.

(a)               First Right to Respond. iOx shall have the first right to respond to any challenge or infringement of the Licensed Patent Rights at its own expense. In the event iOx elects to so respond, LICR will, at iOx’s sole expense, cooperate with iOx’s legal counsel, join in such suits as may be brought by iOx to enforce the Licensed Patent Rights, and be available at iOx’s reasonable request to be an expert witness or otherwise to assist in such proceedings, at iOx’s sole expense. During the pendency of any such suit, iOx may withhold from its royalty payments otherwise due to LICR in relation only to the disputed Licensed Patent Rights, [****] of the costs incurred by iOx in connection with such suit, provided that in no vent may the royalty payments otherwise due to LICR in respect of disputed Licensed Patent Rights, be reduced by [****] by operation of this Section 4.2(a). Any royalty payments due to LICR in relation to Licensed Patent Rights not in dispute, shall be paid in full. If iOx recovers monetary damages from a Third Party in connection with any action described in this Section 4.2 (a), such damages sha11 be applied in the fo11owing manner: (i) first, iOx shall be reimbursed for all costs and expenses incurred by it in connection with such action; (ii) second, LICR shall be reimbursed for any royalties withheld during the pendency of such suit; and (iii) any remaining damages shall be divided between the Parties, with LICR receiving the portion equal to the amount of royalties it would have received if such remaining compensatory damages had been an equivalent amount of Net Sales.

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(b)               Second Right to Respond. If, within three (3) months of providing to or receiving from iOx notice of Third Party infringement pursuant to this Section 4.2, iOx does not exercise its first right to initiate legal action under this Section or initiate discussions to avert such suit (by license or otherwise), then LICR shall have the option to do so at its sole expense and may, at its option, join iOx as a party in such suit; provided that, in determining whether or not to take action, LICR shall give good faith consideration to the position of iOx in declining to bring such action. In such event, all amount recovered from such Third Party shall be retained by UCR, after reimbursement to iOx for any :expenses it may have incurred in connection with such suit.

4.3              Cooperation. Each Party hereby agrees: (a) to make its employees, agents and consultants reasonably available to the other Party (or to the other Party’s authorized attorneys, agents or representatives), to the extent reasonably necessary to enable such Party to undertake patent prosecution and maintenance as contemplated by this Agreement; (b) to cooperate, if necessary and appropriate, with the other Party in gaining patent term extensions wherever applicable to Patent Rights that are subject to this Agreement; and (c) to endeavor in good faith to coordinate its efforts with the other Party to minimize or avoid interference with the prosecution and maintenance of the other Party’s patent applications that are subject to this Agreement. For the avoidance of doubt, each Party agrees that its employees, agents and consultants shall provide any and all information required for the other Party to comply with its relevant duties of disclosure as required by applicable law in the United States or any other jurisdiction.

4.4              Patent Term Restoration. iOx shall retain the sole and exclusive right to make any patent term restoration election or its equivalent, anywhere in the world, including under 35 U.S.C. §156 and its foreign counterparts with respect to any Licensed Patent Rights, and LICR shall abide by such elections and cooperate, as reasonably requested by iOx, in connection with the foregoing (including by providing appropriate information and executing appropriate documents).

ARTICLE V
REPRESENTATIONS, WARRANTIES AND COVENANTS

5.1              By LICR. LICR hereby represents and warrants and covenants to iOx that:

(a)               this Agreement is a legal and valid obligation binding upon LICR and enforceable in accordance. with its terms and, except as otherwise set forth herein, the execution, delivery and performance of this Agreement by LICR does not conflict with any agreement, instrument or understanding to which LICR is a party or by which it is bound;

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(b)               LICR owns or controls the Licensed Patent Rights and Licensed Technology existing as of the Effective Date and is entitled to grant the license specified herein. LICR has not previously assigned, transferred, conveyed or otherwise encumbered its right, title and interest in the Licensed Patent Rights and Licensed Technology with respect to the Licensed Products,-that may be inconsistent with the rights granted to iOx under this Agreement, and shall not do so during the Term;

(c)               to the best of LICR’s knowledge, there is no actual or threatened infringement of the Licensed Patent Rights in the Field by any Third Party;

5.2              By iOx. iOx hereby represents and warrants to LICR that:

(a)               The execution and delivery of this Agreement by iOx and· the performance by iOx of the transactions contemplated hereby have been duly authorized by all appropriate iOx corporate action; and

(b)               This Agreement is a legal and valid obligation binding upon ;ox and enforceable in accordance with its terms and the execution, delivery and performance of this Agreement by iOx does not conflict with any agreement, instrument or understanding to which iOx is a party of or by which it is bound.

5.3              Warranty Disclaimer. Except as expressly set forth in this Agreement, NEITHER PARTY MAKES ANY REPRESENTATION OR EXTENDS ANY WARRANTIES OF ANY KIND, WHETHER EXPRESS OR IMPLIED, WRITTEN OR ORAL, AND EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, ALL SUCH WARRANTIES ARE HEREBY DISCLAIMED, INCLUDING WARRANTIES ARISING BY COURSE OF DEALING, PERFORMANCE, CUSTOM OR USAGE IN TH. ETRADE, AND IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

5.4              Indemnification.

(a)               iOx Indemnity. iOx shall indemnify, defend and hold harmless LICR, the UCR Academic Collaborators and their respective directors, officers, employees and agents, and their respective successors, heirs and assigns (the “LICR Indemnitees”) from and against any liability, damage, loss or expense (including reasonable outside attorneys’ fees and expenses of litigation) (collectively, “Losses”) incurred by or imposed upon such LICR Indemnitees, or any of them, resulting from any claim, action or proceeding brought or initiated by a Third Party (each a “ Claim”) to the extent that such Claim arises out of: (i) the breach or alleged breach of any obligation, representation or warranty of iOx under this Agreement; or (ii) the negligence or willful misconduct of any iOx Indemnitee; provided that (x) the LICR Indemnitees comply with the procedure set forth in subsection (c) below; and (y) such indemnity shall not apply to the extent such Claim arises from (i) the breach or alleged breach of any obligation, representation or warranty of LICR under this Agreement; or (ii) the negligence or willful misconduct of any LICR Indemnitee.

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(b)               LICR Indemnity. LICR shall indemnify, defend and hold harmless iOx, its Affiliates and Sublicensees arid their respective directors, officers, employees, and agents, and their respective successors, heirs and assigns (the “iOx Indemnitees”) from and against any Loss incurred by or imposed upon such iOx Indemnitees, or any of them, in connection with any Claim arising arises out of: (i) the breach or alleged breach of any obligation, representation or warranty of LICR under this Agreement; or (ii) the negligence or willful misconduct of any LICR Indemnitee; provided that (x) the iOx Indemnitees comply with the procedure set forth in subsection (c) below; and (y) such indemnity shall not apply to the extent such Claim arises from (i) the breach or alleged breach of any obligation, representation or warranty of iOx under this Agreement; or (ii) the negligence or willful misconduct of any iOx Indemnitee.

(c)               Indemnification Procedures. In the event that a Party intends to claim indemnification under this Article V, such Party shall promptly notify the indemnifying Party thereof, and the indemnifying Party shall assume the defense thereof with counsel mutually satisfactory to the Parties; provided, however, that an indemnified Party shall have the right to retain its own counsel, with the fees and expenses to be paid by indemnifying Party, if representation of such indemnified Party by the counsel retained by the indemnifying Party would be inappropriate due to actual or potential differing interests between such indemnified Party and any other party represented by such counsel in such proceedings. The indemnity obligation set forth in this Section 5.4 shall not apply to amounts paid in settlement of any claims, suits, actions, demands or judgments if such settlement is effected without the consent of the . indemnifying Party, which consent shall not be unreasonably withheld. The failure to deliver notice to the indemnifying Party within a reasonable time after the commencement of such action, if prejudicial to its ability to defend such action, shall relieve the indemnifying Party of any liability to the indemnified Party under this Article V, but the omission to so deliver notice to the indemnifying Party will not relieve it of any liability that it may have to any indemnified Party otherwise than under this Article V. The indemnified Party under this Article V shall cooperate fully with the indemnifying Party and its legal representatives in the investigation of any claim for which indemnification is sought here under.

5.5              Limitation of Liability. NEITHER PARTY SHALL BE LIABLE TO THE OTHER, OR TO ANY THIRD PARTY CLAIMING THROUGH OR UNDER THE OTHER PARTY, FOR ANY LOST PROFITS OR FOR ANY INDIRECT, EXEMPLARY, PUNITIVE, SPECIAL, CONSEQUENTIAL OR INCIDENTAL DAMAGES OF ANY KIND ARISING OUT OF THIS AGREEMENT, EVEN IF IT HAS BEEN ADVISED OFTHE POSSIBILITY OF SUCH DAMAGES.

5.6              Insurance. iOx or its Affiliate and Sublicensee, shall maintain insurance, as may reasonably be expected, taking into account all circumstances arising from iOx’s activities in connection with this Agreement, in accordance with reasonable industry standards measured against the size and other particulars of a company such as iOx or its Sublicensee, as the case may be.·

ARTICLE VI
CONFIDENTIAL INFORMATION

6.1              ‘‘Confidential Information” shall mean any technical scientific or business information furnished by or on behalf of one Party or its Affiliates (the “Disclosing Party”) to the other Party or its Affiliates (the “Receiving Party”) in connection with this Agreement or the activities contemplated hereunder regardless of whether such information is specifically designated as confidential and regardless of whether such information is in oral, written, electronic or other form. The terms of this Agreement shall be considered Confidential Information of both Parties, subject to the provisions of this Article VI. Confidential Information shall not include information that:

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(a)               is generally available in the public domain or thereafter becomes available to the public through no act of the Receiving Party; or

(b)               was independently known to the Receiving Party prior to receipt thereof or was discovered independently by an employee of the Receiving Party who had no .access to the information supplied by or on behalf of the Disclosing Party; or

(c)               was made available to the Receiving Party as a matter of lawful right by a Third Party who had no obligations of confidentiality to the Disclosing Party.

6.2              Obligations. The Receiving Party agrees that it shall not, without the prior written consent of the Disclosing Party, directly or indirectly:

(a)               make any use of any portion of the Confidential Information of the Disclosing Party for purposes other than those set forth in this Agreement; or

(b)               disclose or transfer any portion of the Confidential Information to any person; except that the Receiving Party may disclose or permit the disclosure of Confidential Information to its Affiliates and their respective directors, officers, employees, consultants, and advisors·, and, with respect to iOx and its Affiliates, their Sublicensees and subcontractors and partners and investors and potential investors in connection with a general financing transaction, who have an ethical or fiduciary duty to the Receiving Party or are otherwise obligated to maintain the confidential nature of such Confidential Information and who need to know such Confidential Information for the purposes set forth in this Agreement or for other legitimate business purposes.

Notwithstanding the above, the Receiving Party may disclose Confidential Information of the Disclosing Party when required by applicable laws or government rules or regulations (including without limitation, applicable securities regulations), provided that to the extent reasonably possible, the Receiving Party provides reasonable prior written notice of such disclosure to the Disclosing Party and takes reasonable efforts to avoid and/or minimize the extent of disclosure.

6.3              Upon expiration or termination of this Agreement and upon request of the Disclosing Party, all copies of any Disclosing Party’s Confidential Information shall be returned to the Disclosing Party, except that each Receiving Party may retain one (l) copy of the Confidential Information received hereunder in the possession of its legal counsel, solely for monitoring its obligations under this Agreement.

6.4              No option, license, or conveyance of such rights, express or implied, is granted to the Receiving Party in connection with any Confidential Information disclosed by the Disclosing Party, except for the express licenses granted in Article 2. If any such rights are to be granted to the Receiving Party, such grant shall be expressly set forth in a separate written instrument.

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6.5              Public Announcements. Other than as required by a Party or its Affiliates to comply with applicable laws or regulations, each Party agrees that the terms of this Agreement are Confidential Information and neither Party shall make any public announcement disclosing the terms of this Agreement without the prior written consent of the other Party (not to he unreasonably withheld) and shall, if required by law to make such public announcement: (a) to the extent possible, notify the other Party if it anticipates that it may be required to make such public announcement; (b) provide such other Party with a copy of such public announcement, or the relevant portions thereof, a reasonable time prior to its release (and any revisions to such public announcement a reasonable time prior to the release thereof); (c) consult with and follow any reasonable directions from the other Party with respect to disclosures in such public announcement; and (d) if disclosure cannot be avoided, only disclose Confidential Information to the extent necessary to comply with law. LICR and iOx shall be entitled to issue press releases related to this Agreement; provided that they will not use the other Parties name· without such Parties prior written consent in any press release, advertising or promotional materials. Any public announcements and statements by iOx and its Affiliates reporting significant advances in the development and commercialization of Licensed Products will acknowledge the rights to the Licensed Products granted to iOx by LICR, under this Agreement.

6.6              Publications. In the event that LICR wishes to publish, present, or otherwise disclose any research results relating directly to the subject matter of the Licensed Patent Rights, LICR shall provide iOx with copies of any such publication or presentation at least thirty (30) days prior to submission for publication or presentation. iOx shall, within a period of thirty (30) days of receipt of such publication or presentation, advise LICR whether patent or commercial interests may be prejudiced by the proposed publication or presentation, in which case LICR shall delay submission of the publication or presentation for an additional period, not to exceed forty-five (45) days, in order to prepare and file appropriate Patent Rights. If iOx has not responded to LJCR within the initial thirty (30) day time period, the proposed publication or presentation shall be deemed not to prejudice any patent or commercial interests and the LICR sha11 be free to proceed with the proposed disclosure.

ARTICLE VII
TERM AND TERMINATION

7.1              Term. This Agreement shall be effective as of the Effective Date and, unless terminated early pursuant to this Article VII, shall continue until the date on which iOx has no further financial obligations to LICR hereunder (the “Term”).

7.2              Termination for Material Breach. In the event that a Party has materially breached or defaulted in the performance of any of its obligations hereunder, and if such default is not corrected within sixty (60) days after receiving written notice from the other Party with respect thereto, such other Party shall have the right to terminate this Agreement by giving written notice to the breaching Party; provided that the time period for providing such notice of termination shall be extended for so long as the breaching Party is engaged in good faith efforts to cure such breach or default.

7.3              Termination for Convenience, iOx may terminate this Agreement at any time, for any reason or no reason, upon ninety (90) days’ prior written notice to LICR.

7.4              Termination for Insolvency. In the event a Party files for protection under the bankruptcy laws, makes an assignment for the benefit of creditors, appoints or suffers appointment of a receiver or trustee over its property, files a petition under any bankruptcy or insolvency act or has any such petition filed against it which is not discharged within ninety (90) days of the filing thereof, then the other Party may terminate this Agreement effective immediately upon written notice to the Party.

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7.5              General Effect of Termination.

(a)               Termination of Rights. Upon any early termination of this Agreement by LICR by operation of Sections 7.2 or 7.4, or by iOx by operation of Section 7.3 the rights and licenses granted to iOx arid its Affiliates under Section 2.1 shall terminate. Notwithstanding the foregoing, any Sublicensee shall become a direct licensee of LICR if the Sublicensee is not then in breach of its sublicense agreement with iOx or its Affiliate and the Sublicensee agrees in writing .to abide by the terms and conditions of this Agreement including all financial consideration and other obligations to LICR, applicable to iOx and its Affiliates, provided that (i) the scope of the direct license granted by LICR to such Sublicensee shall be co-extensive with the scope of the sublicense granted by iOx or its Affiliate to such Sublicensee and (ii) any such direct license to a Sublicensee shall not impose any representations, warranties, obligations or liabilities on Licensors that are not included in this Agreement.

(b)               Accrued Obligations. Termination of this Agreement for any reason shall not release any Party hereto from any liability which; at the time of such termination, has already accrued to the other Party or which is attributable to a period prior to such termination, nor preclude either Party from pursuing any rights and remedies it may have hereunder or at law or in equity which accrued or are based upon any event occurring prior to such termination.

(c)               So long as there are no Sublicensees for which a direct license would be available under Section 7.5 (a), in the event LICR terminates this Agreement pursuant to Sections 7.2 or 7.4, or iOx terminates this Agreement pursuant to Section 7.3, iOx shall, upon the written request of LICR, promptly enter into good-faith discussions with LICR regarding providing a license to LICR under Patent Rights and know-how relating to any Licensed Product that was developed and/or commercialized by iOx or its Affiliates and which was conceived and reduced to practice during the Term, for the purpose of LICR’s research, development and/or commercialization of Licensed Products. If, despite good faith discussions, the Parties are unable to agree on the terms of an agreement, then the Parties may submit the issue to Dispute Resolution under Article VIII.

(d)               So long as there are no Sublicensees for which a direct license would be available under Section 7.5 (a), if iOx discontinues its diligent development and commercialization of a Select Licensed Product, iOx shall, upon the written request of LICR, .promptly enter into good-faith discussions with LICR regarding providing a license to LICR under Patent Rights and know-how relating to any Licensed Product th.at was developed and/or commercialized by iOx or its Affiliates and which was conceived and reduced to practice during the Term, for the purpose of LICR’s research, development and/or commercialization of Licensed Products. If, despite good faith discussions, the Parties are unable to agree on the terms of an agreement, then the Parties may submit the issue to Dispute Resolution under Article VIII.

(e)               Transfer Provisions. In connection with the grant of a license to LICR under either Sections 7.5 (c) or (d), the Parties agree that upon LICR’s written request, iOx and its Affiliates shall assign and transfer to LICR all information, documents and materials supporting the further preclinical or clinical development and commercialization of Licensed Products held by iOx and its Affiliates, which are the subject of the license grant to LICR. iOx and its Affiliate shall take such actions and execute such assignments or documents as necessary to effect the transfer to LICR at LICR expense, in as prompt and reasonable manner as possible. This shall include information, documents and materials supporting the (i) preclinical development, formulation, toxicology and CMC manufacturing (ii) regulatory materials filed with the FDA, EMA or other regulatory authorities including IRB and ethics submissions and reports (iii) Preclinical and clinical data including investigator reports (preliminary and final), statistical analysis, expert opinion and audit reports, safety and other electronic databases and (iv) Third Party manufacturer, CRO or vendor contracts. iOx agrees to cooperate with LICR at its sole expense, to facilitate an orderly transition of the development activities relating to the transferred Licensed Products.

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(f)                Survival. Articles IV, VI and VIII and Sections 3.9, 5.3, 5.4, 5.5, 7.5, 9.1, 9.2, 9.4, 9.9, 9.10 and 9.12 hereof(and related definitions) shall survive the expiration or termination of this Agreement for any reason. In addition, any other provision required to interpret and enforce the Parties’ rights and obligations under this Agreement shall also survive, but only to the extent required for the observation and performance of the aforementioned surviving portions of this Agreement.

ARTICLE VIII
DISPUTE RESOLUTION

8.1              Dispute Resolution. Except for the right of either Party to apply to a court of competent jurisdiction for a temporary restraining order, a preliminary injunction or other equitable relief to preserve the status quo or prevent irreparable harm, any dispute, other than disputes regarding the construction, validity or enforcement of Licensed Patent Rights, arising between the Parties relating to, arising out of or in any way connected with this Agreement or any term or condition hereof, or the performance by either Party of its obligations hereunder, whether before or after termination of this Agreement, shall be resolved in accordance with this Section 8.1.

(a)               If any dispute arises between the Parties and the Parties cannot resolve such dispute within sixty (60) days of a written request by either Party to the other Party, the chief executive officers of each Party (or their respective designees) shall meet to attempt to resolve such dispute..

(b)               If the chief executive officers of the Parties (or their respective designees) cannot resolve such dispute within sixty (60) days after either Party requests such a meeting in writing, then upon written notice by either Party to the other Party, such dispute, controversy or claim shall be finally resolved by binding arbitration which the Parties agree to accept in lieu of litigation or other legally available remedies. Binding arbitration shall be settled in accordance with the Rules of Conciliation and Arbitration of the International Chamber of Commerce by a panel of three arbitrators chosen in accordance with said Rules. Judgment upon the award rendered may be entered in any court having jurisdiction and the Parties hereby consent to the said jurisdiction and venue, and further irrevocably waive any objection which either Parties may have now or hereafter to the laying of venue of any proceedings in said courts and to any claim that such proceedings have been brought in an inconvenient forum, and further irrevocably agrees that a judgment or order in any such proceedings shall be conclusive and binding upon the Parties and may be enforced in the courts of any other jurisdiction.

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(c)               Parties will bear their own costs in preparing for the arbitration. The costs of the arbitrators will be equally divided between the Parties.

(d)               Any and all activities conducted under this Section 8.1 including any and 11 proceedings and decisions of the arbitration panel; shall be deemed Confidential Information of each of the Parties, and shall be subject to Article VI. ·

ARTICLE IX
MISCELLANEOUS

9.1              Governing Law. This Agreement shall be constructed and governed in accordance with the laws of England and Wales, without regard to its conflicts of law provisions.

9.2              Waiver. Neither Party may waive or release any of its rights or interests in this Agreement except in writing. The failure of either Party to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement sha11 not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition. No waiver by either Party of any condition or term in any one or more instances shall be construed as a further or continuing waiver of such condition or term or of another condition or term.

9.3              Assignment. This Agreement shall not be assignable by either Party to any Third Party without the written consent of the other Party hereto; except either Party may assign this Agreement (in whole or in part), without such consent, to (a) an Affiliate or (b) an entity that acquires all or substantially all of the capital stock, business or assets of the Party to which this Agreement pertains (whether by merger, reorganization, acquisition, sale, or otherwise) and agrees in writing to be bound by the terms and conditions of this Agreement. The terms and conditions of this Agreement shall be binding on and inure to the benefit of the permitted successors and assigns of the Parties.

9.4              Notices. All notices hereunder will be in writing and will be delivered personally, by internationally recognized overnight courier service, registered or certified mail, postage prepaid, or mailed by express mail service to the following addresses of the respective Parties:

If to iOx:	iOx Therapeutics Ltd. 5th Floor Alder Castle 10 Noble Street London EC2V 7QJ Attention: Ian Walters, MD., Chief Executive Officer

If to LICR:	Ludwig Institute for Cancer Research Ltd. 666 Third Avenue, 28th Floor New York, New York 10017, USA Attention: Ed McDermott, Jr., President

With a copy to:	Attention: Jonathan Skipper, Ph.D., Executive Director, Technology Development

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Notices will be effective upon receipt if personally delivered, on the third Business Day following the date of mailing if sent by certified or registered mail, and on the second Business Day following the date of delivery if sent by express mail or overnight courier. A Party may change its address listed above by written notice to the other Party provided in accordance with this Section.

9.5              Independent Contractors. Nothing contained in this Agreement is intended implicitly, or is to be construed, to constitute iOx or LICR as partners or joint venturers in the legal sense. No Party hereto shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of any other Party or to bind any other Party to any contract, agreement or undertaking with any Third Party.

9.6              Other Obligations. Except as expressly provided in this Agreement or as separately agreed upon in writing between LICR and iOx, each Party shall bear its own costs incurred in connection with the implementation of the obligations under this Agreement.

9.7              Severability. If any term or provision of this Agreement will for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other term or provision hereof, and in lieu of each such invalid, illegal or unenforceable provision there will be added automatically as a part of this Agreement a provision that is valid, legal and enforceable, and as similar in terms to such invalid, illegal or unenforceable provision as may be possible while giving effect to the benefits and burdens for which the Parties have bargained hereunder.

9.8              Further Assurances. At any time or from time to time on and after the date of this Agreement, either Party shall at the request of the other Party (a) deliver to the requesting Party such records, data or other documents consistent with the provisions- of this Agreement, (b) execute, and deliver or cause to be delivered, all such consents, documents or further instruments of assignment, transfer or license, and (c) take or cause to be taken all such actions, as the requesting Party may reasonably deem necessary or desirable in order for the requesting Party to obtain the full benefits of this Agreement and the transactions contemplated hereby.

9.9              Entire Agreement, Waivers, Etc. This Agreement constitutes the entire agreement, both written or oral, with respect to the subject matter hereof, and supersedes and terminates all prior or contemporaneous understandings or agreements, whether written or oral, between the Parties with respect to the subject matter hereof. No terms or provisions of this Agreement shal1 be varied or modified by any prior or subsequent statement, conduct or act of either of the Parties, except that the Parties may amend this Agreement by written instruments specifically referring to and executed in the same manner as this Agreement.

9.10          Headings, Construction and Interpretations. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted joint1y by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof’, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such tem1s and to the masculine as well as to the feminine and neuter genders of such term.

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9.11          Counterparts. This Agreement may be executed in any number of separate cow1terparts, including .pdf versions, each of Which will be deemed to be an original, but which together will constitute one and the same instrument.

9.12          Costs. Each Party shall bear its own costs and expenses in connection with the preparation, negotiation, execution and delivery of this Agreement.

[Signature page follows]

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IN WITNESS WHEREOF, the Parties hereto have caused this License Agreement to be duly executed by their authorized representatives as of the Effective Date.

IOX THERAPEUTICS LTD.	LUDWIG INSTITUTE FOR CANCER RESEARCH LTD.

By:./s/Ian Walters, MD	By: /s/Edward A. McDermott Jr.
Name: Ian Walters, MD	Name: Edward A. McDermott
Title: CEO	Title: President

Date: 1 July 2015	Date: 1 July 2015

By:/s/Jonathan Skipper
Name: Jonathan Skipper
Title: Executive Director of Technology Development
Date: 1 July 2015

Appendix A - Licensed Patent Rights

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